February 16, 2011
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

ATTN.:	Ms. Deborah O’Neal-Johnson Document Control — EDGAR

RE:	RiverSource Series Trust Columbia Short-Term Cash Fund Amendment No. 19 File No. 811-21852
Dear Ms. O’Neal-Johnson:
Registrant is filing Amendment No. 19 on Form N-1A to establish a new series in connection with the following reorganization:

Existing Series	Existing Registrant	New Series in the reorganization	Registrant of the reorganization
Columbia Short-Term Cash Fund	RiverSource Short Term Investments Series, Inc.	Columbia Short-Term Cash Fund	RiverSource Series Trust
The proposed reorganization was submitted on Schedule 14A in an effort to redomicile the Existing Series of the Existing Registrant, a Minnesota business corporation, as a new series of a Massachusetts business trust. Based on shareholder approval of the proposed reorganization, the Existing Series will be converted into the New Series of RiverSource Series Trust. The New Series will have an investment objective, principal investment strategies and investment policies identical to those of the Existing Fund.
Columbia Short-Term Cash Fund is a non-publicly offered money market fund established to allow registered investment companies and other accredited investors within the meaning of the Securities Act of 1933, as amended, to invest their uninvested cash and cash collateral.
If you have any questions regarding this filing, please contact Joseph L D’Alessandro at 212-850-1703 or Heidi Brommer at 612-671-2403.
Sincerely,

/s/ Scott R. Plummer Scott R. Plummer
Vice President, General Counsel and Secretary
RiverSource Series Trust